Exhibit 99.1

Li Auto Inc. Announces Proposed Offering of US$750 Million Convertible Senior Notes

BEIJING, China, April 6, 2021—Li Auto Inc. (Nasdaq: LI) (“Li Auto” or the “Company”), an innovator in China’s new energy vehicle market, today announced that it proposes to offer up to US$750 million in aggregate principal amount of convertible senior notes due 2028 (the “Notes”) (the “Notes Offering”), subject to market conditions and other factors. The initial conversion rate, interest rate, and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Notes Offering. The Company intends to grant the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$112.5 million aggregate principal amount of the Notes.

When issued, the Notes will be senior unsecured obligations of the Company. The Notes will mature on May 1, 2028, unless repurchased, redeemed, or converted in accordance with their terms prior to such date. Prior to the close of business on the business day immediately preceding November 1, 2027, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert any or all of their Notes at their option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s American depositary shares (“ADSs”), each currently representing two Class A ordinary shares of the Company, or a combination of cash and ADSs, at the Company’s election.

Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on May 1, 2024 and on May 1, 2026, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. In addition, if the Company undergoes a fundamental change, holders may require the Company to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the tax redemption date, including any additional amounts with respect to such redemption price.

The Company plans to use the net proceeds from the Notes Offering for (i) research and development of new vehicle models, including BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and delivered over 33,500 Li ONEs as of December 31, 2020. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1 (212) 481-2050

Email: Li@tpg-ir.com